
RECD S.E.C.
JUN 3 0 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025044

Form CB
Amendment No. 1

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

23 June, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

None.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Substantial Security Holder Notice, filed with the New Zealand Stock Exchange pursuant to Section 21(1) to Securities Market Act 1988 and the New Zealand Takeovers Panel pursuant to rule 36(f) of the Takeovers Code.

Part III – Consent to Service of Process

Filed with original Form CB.

Exhibit 1

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*.

Tranz Rail Holdings Limited
Name of public issuer

Toll Group (NZ) Limited
Name of substantial security holder

c/ KPMG Auckland, 9 Princes Street, Auckland
Address of substantial security holder

Bernard McInerney
Contact name for queries

00613 96942843
Telephone number

2*.

42,034,153
Total number of voting securities of the public issuer in which a relevant interest is held

210,239,137
Total number of voting securities issued by public issuer

19.99%
Total percentage

Common Stock
Class of voting securities

One per share
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a beneficial / non-beneficial relevant interest is held	42,034,153	n/a
Percentage held at date of THIS notice	19.99%	
Percentage held at date of LAST notice (if any)	10.1%	
4*. DETAILS OF EACH RELEVANT INTEREST		
5*. Name(s) of registered holder(s)	Toll Group (NZ) Ltd	
Provision(s) of section 5		
6*. Date(s) of transaction(s)	26 June 2003	
7*. Number of voting securities	20,800,000	
Consideration (expressed in NZ$)	$19,552,000	

On market acquisition of common stock
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation -

- [ ] forms part of this notice
- [✓] is not required to be filed
- [ ] has already been filed with the notice dated

9*.

0
Number of pages that accompany this notice (if any)

23 May 2003
Date of last notice (if any)

n/a
Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]
Signature (unless filed by electronic means other than facsimile)

Kevin Jaffe
Full name

27 June 2003
Date

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: /s/ Bernard McInerney
Name: Bernard McInerney
Title Secretary

/s/ Paul Little
Name: Paul Little
Title: Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:

By: : /s/ Paul Little
Name: Paul Little
Title: Director